Exhibit 23.3

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S CONSENT

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated February 25, 2025, except for Schedule I listed in the Index at Item 15, as to which the date is February 24, 2026, with respect to the consolidated financial statements of Cipher Digital Inc. (the “Company”) as of December 31, 2024 and for the years ended December 31, 2024 and 2023, appearing in the Annual Report on Form 10-K of the Company for the year ended December 31, 2025.

We resigned as the Company’s independent registered public accounting firm on April 14, 2025 and, accordingly we have not performed any audit or review procedures with respect to any financial statements for the periods after that date.

/s/ Marcum llp

Marcum llp

San Francisco, CA

February 24, 2026